[Letterhead of Ramco-Gershenson Properties Trust ]
March 11, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Attention: Jerard Gibson and Tom Kluck

Re:	Ramco-Gershenson Properties Trust Registration Statement on Form S-3 File No. 333-156689
Dear Mr. Gibson and Mr. Kluck:
     On behalf of Ramco-Gershenson Properties Trust (the “Company”), I hereby request that the above-referenced registration statement, relating to the proposed issuance and sale from time to time of up to $300,000,000 aggregate initial offering price of the Company’s securities, be accelerated so that it will become effective at 2 p.m. EDT on March 13, 2009, or as soon thereafter as is practicable.
     Furthermore, the Company acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter or the above-referenced registration statement, please call Donald J. Kunz of Honigman Miller Schwartz and Cohn LLP at (313) 465-7454.

Very truly yours,
/s/ Dennis E. Gershenson
Dennis E. Gershenson
President and Chief Executive Officer

cc: Michael Ben
          Honigman Miller Schwartz and Cohn LLP
       Kenton Bednarz
          Honigman Miller Schwartz and Cohn LLP